Mail Stop 4561

November 16, 2006

Lawrence F. Probst III
Chairman of the Board and
    Chief Executive Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

  Re: **Electronic Arts Inc.**
     Form 10-K for Fiscal Year Ended March 31, 2006
     Filed June 12, 2006
     Forms 8-K Filed on May 3, 2006 and August 2, 2006
     File No. 000-17948

Dear Mr. Probst:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Stephen Krikorian
       Accounting Branch Chief